Exhibit (a)(7)

[communication to be in email format]

CONFIRMATION OF ACCEPTANCE OR REJECTION OF OFFER TO EXCHANGE:

Dear Riverstone Employee:

This email provides the results of our offer to exchange all outstanding options to purchase common stock under the Riverstone Networks, Inc. 2000 Equity Incentive Plan (Amended and Restated) (the “Stock Option Plan”) for replacement options under the Stock Option Plan. The offer expired at 5:00 p.m., Pacific Time, on November 14, 2002. On November 14, 2002, pursuant to the terms and conditions of the offer, we accepted for exchange options tendered for a total of [            ] shares of our common stock and canceled all such options.

We have accepted for exchange and canceled the options tendered by you set forth on Attachment A to this email. In accordance with the terms and subject to the conditions of the offer, you will have the right to receive the replacement options and/or the cash payment set forth on Attachment A to this email.

The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant unless shares of our common stock are no longer listed on the Nasdaq National Market, in which case the fair market value will be determined by the compensation committee of our board of directors. As this date is in the future, we cannot predict the exercise price of the replacement options. Each replacement option granted pursuant to this offer will be vested at the time of grant to the same extent that your old option would have been vested had you never exchanged your old option, and will continue to vest on the same schedule as your tendered option. In accordance with the terms of the offer, we will grant you the replacement option on or about May 21, 2003.

If you were are eligible and elected to receive a cash payment, we will make the cash payment to you in the first payroll period immediately following the replacement grant date of the replacement options.

In accordance with the terms of the offer to exchange, you must be an employee of Riverstone Networks, Inc. or one of our subsidiaries continuously from the date you tender options through the date we grant the replacement options and make the cash payment in order to receive the replacement options or the cash payment. If for any reason you are not employed by us continuously from the date you tender options through the date we grant the replacement options and make the cash payment, you will not receive any replacement options or the cash payment or other consideration in exchange for your tendered options that have been accepted for exchange. The tendered options have been canceled.

If you have any questions in connection with the grant of a replacement option, please call Michelle Mitchell, Manager, Human Resources, at (408) 878-6730 or Tracy Pina, Director, Investor Relations, at (408) 878-6593.

Sincerely,

Robert Stanton
Riverstone Networks, Inc.

Copies of the Offer to Exchange All Outstanding Options to Purchase Common Stock and related documents may be obtained from Bobbi Miller, Stock Administrator at (408) 878-6737 or by email at optionexchange@riverstonenet.com. This email is not an offer to purchase or a solicitation of an offer to purchase with respect to your options. The offer is made solely by the Offer to Exchange All Outstanding Options to Purchase Common Stock. You may obtain a copy of the Offer to Exchange All Outstanding Options to Purchase Common Stock and other documents filed by Riverstone Networks, Inc. with the Securities and Exchange Commission at the Commission’s web site at http://www.sec.gov.

Attachment A

Information Regarding Replacement Options And/Or Cash Payment